Ryman Hospitality Properties, Inc.

One Gaylord Drive

Nashville, Tennessee 37214

August 7, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RHP Hotel Properties, LP
RHP Finance Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

Ryman Hospitality Properties, Inc. (“Parent”), its subsidiaries RHP Hotel Properties, LP (the “Operating Partnership”) and RHP Finance Corporation (together with the Operating Partnership, the “Issuers”), and certain other of its other 100% owned subsidiaries (such other subsidiaries and Parent, the “Guarantors,” and together with the Issuers, the “Co-Registrants”) have filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and exchange of up to $400,000,000 aggregate principal amount of the Issuers’ 5.00% Senior Notes due 2023 that have been registered under the Securities Act (the “Exchange Notes”) to be issued in an exchange offer (the “Exchange Offer”) for the Issuers’ outstanding 5.00% Senior Notes due 2023 that have not been registered under the Securities Act (the “Private Notes”) and (ii) the guarantees of the Exchange Notes by the Guarantors on a senior unsecured basis (the “Guarantees”). In connection with the Registration Statement filed on the date hereof, the Co-Registrants hereby confirm and represent as follows:

1. The Co-Registrants are registering the Exchange Offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) and Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), as interpreted in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (collectively, the “SEC No-Action Letters”).

2. The Co-Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer pursuant to the Registration Statement and, to the best of the Co-Registrants’ information and belief, each person that will participate in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the prospectus and the letter of transmittal) that if such person is tendering Private Notes in the

Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (a) cannot rely on the Staff’s position enunciated in the SEC No-Action Letters or interpretative letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Co-Registrants acknowledge that any such secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. With respect to any broker-dealer that participates in the Exchange Offer with respect to Private Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Co-Registrants or an affiliate of the Co-Registrants to distribute the Exchange Notes.

4. The Co-Registrants (i) will make each person participating in the Exchange Offer aware (through the prospectus and the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; (ii) will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer provisions to the effect that (x) the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (y) if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Private Notes pursuant to the Exchange Offer; and (iii) will include a statement in the letter of transmittal to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Should any member of the Staff have a question regarding the foregoing, please do not hesitate to call Scott J. Lynn at (615) 316-6000 or our outside counsel F. Mitchell Walker, Jr. at (615) 742-6200 at Bass, Berry & Sims PLC.

Very truly yours,

RYMAN HOSPITALITY PROPERTIES, INC.

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Senior Vice President, General Counsel & Secretary

RHP HOTEL PROPERTIES, LP

By:	RHP Partner, LLC, its sole general partner

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Vice President & Secretary

RHP FINANCE CORPORATION

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Vice President & Secretary

RHP PROPERTY GP, LP RHP PROPERTY GT, LP

By:	Opryland Hospitality, LLC, their sole general partner

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Vice President & Secretary

RHP PROPERTY GT, LLC RHP PROPERTY NH, LLC OPRYLAND HOSPITALITY, LLC RHP HOTELS, LLC RHP PARTNER, LLC

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Vice President & Secretary